EXHIBIT 21

                         SUBSIDIARIES OF THE REGISTRANT


The registrant is the parent company of Dollar Tree Distribution, Inc., a distribution, warehousing and wholesale company, and Dollar Tree Management, Inc., a management services company, both of which are Virginia companies. Dollar Tree Distribution, Inc., is the parent of another Virginia company, Dollar Tree Properties, Inc., a real estate holding company.